Mail Stop 6010

May 29, 2008

Peter Giallorenzo
Chief Financial Officer
Interpharm Holdings, Inc.
75 Adams Avenue
Hauppauge, NY  11788

**Re:    Interpharm Holdings, Inc.**
**Revised Preliminary Information Statement on Schedule 14C**
**Filed May 28, 2008**
**File No. 1-15981**

Dear Mr. Giallorenzo:

We have reviewed your filing and have the following comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable.  Please be as detailed as necessary in your explanation.

Schedule 14C

1.  We note your response to comment 1 and your disclosure providing that the compensation committee "might" grant cash awards from the pool of money based on the sales price. As currently drafted, it remains unclear what circumstances must be met in order for the identified persons to participate in the Management Incentive Plan.  Please revise your disclosure to indicate what circumstances must be met in order for participation in this money pool to occur. Please also indicate when the compensation committee intends to make a decision to grant cash awards, if any, under the incentive plan.  If it is unclear when the compensation committee will make it decision, please explain the reasons the committee is undecided and the approximate date such committee intends to make its final decision.

2.  We note your response to comment 2 and your revised disclosure, including your disclosure on page 24 in the first full paragraph where you state that the amounts you expect insiders to receive do not include amounts that may be payable under the Management Incentive Plan.  Please revise your disclosure to include the total amount each insider could receive from the sale proceeds under the Management Incentive Plan.

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Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any questions.

Sincerely,


Jeffrey Riedler
Assistant Director

cc:    Jay Weil
       Guzov Ofsink LLC
       600 Madison Avenue, 14th Floor
       New York, NY  10022